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OWN SHARES IN THE MOST VALUABLE PIECE OF ART EVER CREATED

We believe Michelangelo's David in silver could sell for over $450M*, making it the most valuable piece of art in history. You have the exclusive opportunity to own a piece of it and earn a return from its sale.

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Offering Circular Form C

$1,000
Min. Investment

$250
Price

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TOP 3 REASONS TO INVEST IN SILVER DAVID

1

POTENTIALLY THE MOST VALUABLE PIECE OF ART EVER PRODUCED

Appraised at $800M+*.

2

GAIN EXPOSURE TO THE EXCLUSIVE ART MARKET

A unique opportunity to invest in art, a powerful asset class typically reserved for the wealthy

3

BE A PART OF RENAISSANCE HISTORY IN THE MAKING

Create art history by bringing Michelangelo's masterpiece to life in pure silver


OWN A PIECE OF MICHELANGELO'S DAVID



We're bringing Michelangelo's masterpiece to life in 70,000+ troy oz of .999 pure silver. This piece is being cast from the master mold taken from *David* in 1932. This is a one-of-one original. At 17 ft. tall, *David* in silver will be the largest silver sculpture on earth.

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DOWNLOAD YOUR EXCLUSIVE INVESTMENT SNAPSHOT TO LEARN MORE ABOUT THIS HISTORIC OPPORTUNITY.

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HOW YOU COULD PROFIT FROM A $450M SALE

The math on this is straightforward. You have the opportunity to own membership interests in the original pure silver David by Michelangelo at a $100M valuation. When the David sculpture is sold to a retail buyer, you'll then get a return based on the difference between your initial price value and the final retail sale price. The David was already appraised at over $800M and we believe it can be sold for over $450M.



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Market prices are subject to change and are not guaranteed.



HOW WE'RE ABLE TO OFFER THIS ONE-OF-A-KIND ORIGINAL



We have partnered with the world-famous Ferdinando Marinelli Artistic Foundry in Florence, Italy. Through our partnership with Ferdinando Marinelli, we're able to take waxes directly from their mastermolds of famous Renaissance sculptures. This is a one-of-one original that cannot be replicated by anyone else in the world.

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ABOUT OUR
PARTNERSHIP
WITH THE
HISTORIC
FERDINANDO
MARINELLI
ARTISTIC
FOUNDRY IN
OUR
INVESTMENT
SNAPSHOT

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GET THE
UNIQUE
BENEFITS
OF
INVESTING
IN FINE
ART

THE SOTHEBY'S MEI MOSES ALL ART
INDEX: 1950-2021


challenging for everyday investors. Owning a piece of Silver David is your opportunity to access the benefits of this unique asset class.



Source:

*https://www.statista.com/topics/1119/art-market/

*https://www.artbasel.com/stories/key-findings-art-market-report-2023?lang=en

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OUR TIMELINE TO COMPLETING SILVER DAVID

By creating this original piece of art ourselves we have a number of advantages over other art investments. We don't have to purchase this piece at market prices, limiting your return potential. And we can begin marketing it to sellers right away, even before it's completed.





INVESTOR EXCLUSIVES: BRING SILVER DAVID TO YOUR HOME

Bronze Tier

$2,000

✓ Silver David Coffee Table Book after completion of the artwork

Silver Tier

$15,000

✓ Silver David Coffee Table Book after completion of the artwork

✓ Creating David Sculpture Reduction (Cold Cast Bronze)

Gold Tier

$50,000

✓ Silver David Coffee Table Book after completion of the artwork

✓ Creating David Sculpture (Bronze)

Platinum Tier

Palladium Tier



Table Book after completion of the artwork

✓ Creating David Sculpture (Bronze)

✓ Invitation to visit Treasure Investments HQ, Museo Michelangelo, and Foundry Tour

Table Book after completion of the artwork

✓ Creating David Sculpture (Bronze)

✓ Invitation to visit Treasure Investments HQ, Museo Michelangelo, and Foundry Tour

✓ Exclusive Insight and First Access to Future Treasure Investment Offerings

INVEST WITH A WORLD-CLASS LEADERSHIP TEAM

You can be confident in our team's ability to execute. We've been leaders in the art world for over 35 years.

MARK RUSSO
Founder & CEO

JASON DILLING
President

RICKY REED
COO


past 30 years dealing with Fortune 500 CEOs, physicians, celebrities, museums, and thousands of successful and influential collectors. Mr. Russo is an expert in sales communication, business management, and high-quality art. Working at high-end trade shows, investment conferences and art exhibitions, Mr. Russo has generated well over $100 million in sales of fine art during his career.

Mr. Russo is responsible for the development of the highly successful and innovative sales model that has resulted in the unprecedented growth of all divisions at TIC.

honesty, integrity, and service to his team. He currently serves on several charity and non-profit boards and embraces his veteran status by volunteering with several veteran-related charities. With a vast history in sales across multiple types of business, Jason's experience positions him for a seamless transition into the Fine Art industry. Jason both directs and coordinates the sales effort of TIC and is responsible for sales strategy, recruitment, training, budgeting, and promotions.

Jason brings to the company a drive and next-level commitment to success that earns him a reputation for pushing goals and breaking sales performance records. His expertise is focused on revenue growth in all the company's profit centers.

over a decade of experience in Hospitality Management, obtaining his first General Manager position at the age of 17. Ricky has a great ability to lead, always striving for excellence in operations.

The commitment, integrity, and overall standard for greatness that Ricky brings to TIC will help continue the company's evolution of fine art along with its other expanding divisions. As an optimization expert, he has helped to elevate the company into a worldwide distributor of fine art, while helping the team maintain a stellar reputation.



FAQS

HOW MUCH CAN I INVEST?   +

HOW DO I CALCULATE MY NET WORTH?   +

WHAT ARE THE TAX IMPLICATIONS OF AN EQUITY   +
CROWDFUNDING INVESTMENT?

WHO CAN INVEST IN A REGULATION CF   +
OFFERING?

CAN I SELL MY MEMBERSHIP INTERESTS?   +

EXCEPTIONS TO LIMITATIONS ON SELLING   +
SECURITIES DURING THE ONE-YEAR LOCKUP
PERIOD:IN THE EVENT OF DEATH, DIVORCE, OR
SIMILAR CIRCUMSTANCE, SECURITIES CAN BE
TRANSFERRED TO:


HOW CAN I LEARN MORE ABOUT A COMPANY'S OFFERING?   +

WHAT IF I CHANGE MY MIND ABOUT INVESTING?   +

HOW DO I KEEP UP WITH HOW THE COMPANY IS DOING?   +

WHAT RELATIONSHIP DOES THE COMPANY HAVE WITH DEALMAKER SECURITIES?   +

WHY CONSIDER ART AS AN INVESTMENT?   +

WHAT'S THE PRICE OF THE MEMBERSHIP INTERESTS?   +

WHAT IS THE MINIMUM INVESTMENT SIZE?   +

WHAT KIND OF SECURITIES ARE YOU ISSUING?   +


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*The most expensive painting sold on record was approximately $450M. With the current appraisal and history of this piece, it is anticipated that it could be sold for a fee equal to or exceeding this threshold. Market prices are subject to changes over time and no sale price is guaranteed to equal or exceed its appraised value.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products



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may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.DealMaker Securities LLC does not make investment recommendations. DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer. DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment. DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing. DealMaker Securities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor’s submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This website contains forward-looking statements. These statements may include the words “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “project”, “will”, “may”, “targeting” and similar expressions as well as statements other than



development plans and objectives). Such forward-looking statements involve known and unknown risks, uncertainties and other important factors which may affect the Company's ability to implement and achieve the economic and monetary policies, budgetary plans, fiscal guidelines and other development benchmarks set out in such forward-looking statements and which may cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's present and future policies and plans and the environment in which the Company will operate in the future. Furthermore, certain forward-looking statements are based on assumptions or future events which may not prove to be accurate, and no reliance whatsoever should be placed on any forward-looking statements in this presentation. The forward-looking statements in this website speak only as of the date of the Company's initial Form C, and the Company expressly disclaims to the fullest extent permitted by law any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.